UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                              Philip Services Corp.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   717906 10 1
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 14, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 9)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on June 15, 1998, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"), as previously amended, relating to the common shares, no par value (the "Shares"), of Philip Services Corp. (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D, as amended.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended to add the following:

     After discussions between Registrants and officers of the Issuer, on January 14, 1999 High River and Foothill Partners III, L.P. (an entity unaffiliated with Registrants) delivered a letter (a form of which is attached hereto as Exhibit 1 and incorporated in its entirety herein by reference) to 82 holders of the Issuer's bank debt.

     Subsequently, in a January 15, 1999 conversation with Carl Icahn, Alan Fracassi, CEO of Issuer, again voiced his deep concerns with the affordability of the plan contemplated by the current term sheet being distributed to the holders of the bank debt by CIBC, their agent, and indicated that he would readily support and recommend a plan providing for substantially less debt. Registrants currently intend to propose such a plan in the near future.

     Affiliates of Mr. Icahn and Foothill, which together own approximately $238 million (or 19.7%) of the outstanding bank debt, will not support the plan being distributed by CIBC. Additionally, Mr. Icahn has spoken to other large holders of bank debt who indicated that they would support a plan with a subtantially smaller debt load and would not support the plan currently being distributed by CIBC. Mr. Icahn believes that even a freefall bankruptcy would be preferable to the plan currently being distributed by CIBC, in which the Issuer emerges with a debt load which is not affordable, does not give the Issuer a chance to succeed and could very possibly be a precursor to a second reorganization.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 is hereby amended to add the following:

         The paragraph set forth under Item 4 of this Amendment No. 9 is hereby incorporated herein by reference.


Item 7.           Material to Be Filed as Exhibits

         Exhibit 1. Letter dated January 14, 1999, from High River Limited Partnership and Foothill Partners III, L.P. to the Members of the Bank Group.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1998




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /S/ CARL C. ICAHN
                  Name:  Carl C. Icahn
                  Title: Member




RIVERDALE LLC


By:      /S/ CARL C. ICAHN
         Name:  Carl C. Icahn
         Title: Member




/S/ CARL C. ICAHN
CARL C. ICAHN








       [Signature Page of Amendment No. 9 to Schedule 13D with respect to
                             Philip Services Corp.]